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Pizza N Brew

Restaurant and Bar

1507 Main St
Sarasota, FL 34236
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Investment Opportunity
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THE PITCH
Pizza N Brew is seeking investment to open a new location in downtown Sarasota.
Expanding Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $100,000 invested.
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OUR STORY

We have operated a beer and pizza bar in this location since 2012. Now we are expanding to occupy 2600 sq ft which qualifies us for a liquor license and 150 seats - up from 50 seats previously!

Acquisition of a liquor license provides a HUGE new revenue stream
Increase in space allows an outdoor patio and 150 seats
Professional restaurant design team has made the inside beautiful
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LOCATION

Located in the crosshairs of downtown Sarasota, Florida, Pizza N' Brew will serve the booming downtown population and tourists alike. Steps from our doorway is the heart of the city where all community events are held.

Main Street is the heart of the city
Downtown population increased 300% in three years - it is an underserved and very busy market
Sarasota sees almost 3 Million tourists each year
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Frank Segreti
CEO

Frank Segreti has 25 years experience operating Craft Beer and Pizza Bars. His pizza recipe is three generations old, used by his family when they immigrated from Italy in the 1950's. Frank is a very hands-on operator, ron any given night you can find him in the kitchen of one of the locations ensuring that the family tradition of hard work and good pizza is carried on.

Restaurant News: Pizza N' Brew, Tavern on Main Brewery opening in downtown Sarasota

Local restaurateur Frank Segreti has new plans for his pizza place on Main Street in downtown Sarasota as well as an...

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Finish Renovation $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,500,000	$3,850,000	$4,235,000	$4,658,500	$5,124,350
Cost of Goods Sold	$859,250	$945,175	$1,039,692	$1,143,661	$1,258,027
Gross Profit	$2,640,750	$2,904,825	$3,195,308	$3,514,839	$3,866,323

EXPENSES

Rent	$280,000	$287,000	$294,175	$301,529	$309,067
Accountant	$3,600	$3,690	$3,782	$3,876	$3,972
Labor Costs	$718,646	$736,612	$755,027	$773,902	$793,249
Linen Service	$3,500	$3,587	$3,676	$3,767	$3,861
Natural Gas	$4,187	$4,291	$4,398	$4,507	$4,619
TV	$8,000	$8,200	$8,405	$8,615	$8,830
Dishwasher Rental	$6,000	$6,150	$6,303	$6,460	$6,621
Electricity	$25,814	$26,459	$27,120	$27,798	$28,492
Insurance	$20,000	$20,500	$21,012	$21,537	$22,075
POS Merchant Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Payroll Processing	$3,500	$3,587	$3,676	$3,767	$3,861
Permits	$3,068	$3,144	$3,222	$3,302	$3,384
Trash Removal	$9,750	$9,993	$10,242	$10,498	$10,760
Water & Sewer	$18,000	$18,450	$18,911	$19,383	$19,867
Pest Control & Landscaping	$2,000	$2,050	$2,101	$2,153	$2,206
Property Tax	$3,880	$3,977	$4,076	$4,177	$4,281
Telephone & Alarm	$4,500	$4,612	$4,727	$4,845	$4,966
Loan Payback	$63,432	$65,017	$66,642	$68,308	$70,015
Management Fee	$175,000	$179,375	$183,859	$188,455	$193,166
Employee Discounts	$17,500	$17,937	$18,385	$18,844	$19,315
Credit Card Discounts	$87,500	$19,250	$21,175	$23,293	$25,622
Advertising	$12,350	$12,658	$12,974	$13,298	$13,630
Office Supplies	$3,850	$3,946	$4,044	$4,145	$4,248
Printing and Reproduction	$2,850	$2,921	$2,994	$3,068	$3,144
Repairs and Maintenance	$15,700	$16,092	$16,494	$16,906	$17,328
Supplies	$10,700	$10,967	$11,241	$11,522	$11,810
Operating Profit	$1,125,423	$1,422,060	$1,674,040	$1,953,962	$2,264,689

This information is provided by Pizza N Brew. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2020 Balance Sheet

1507 PnB.pdf

Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on February 17, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name 1507 Pizza N Brew, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.6%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No operating history

Pizza N Brew was established in March 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pizza N Brew's fundraising. However, Pizza N Brew may require additional funds from alternate sources at a later date.

Risk Factors
Changes in Economic Conditions Could Hurt Pizza N Brew

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pizza N Brew's financial performance or ability to continue to operate. In the event Pizza N Brew ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pizza N Brew to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pizza N Brew competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pizza N Brew's core business or the inability to compete successfully against the with other competitors could negatively affect Pizza N Brew's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Pizza N Brew's management or vote on and/or influence any managerial decisions regarding Pizza N Brew. Furthermore, if the founders or other key personnel of Pizza N Brew were to leave Pizza N Brew or become unable to work, Pizza N Brew (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Pizza N Brew might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pizza N Brew is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pizza N Brew nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

Pizza N Brew will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pizza N Brew is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Pizza N Brew will carry some insurance, Pizza N Brew may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pizza N Brew could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pizza N Brew's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Pizza N Brew needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pizza N Brew is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pizza N Brew fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pizza N Brew, and the revenue of Pizza N Brew can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pizza N Brew to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pizza N Brew. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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